Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

April 24, 2012

Michael McTieman

Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Ortus Currency FuturesAccess LLC
Registration Statement on Form 10
Filed March 14, 2012
File No. 000-54623

Dear Mr. McTiernan:

Merrill Lynch Alternative Investments LLC ("MLAI"), the manager of Ortus Currency FuturesAccesss LLC (the "Fund"), thanks you for your letter of April 10, 2012, providing comments to the above-referenced filing. On behalf of the Fund, MLAI has reviewed the comments and has provided the responses below. For your convenience, we have included the comments below in bold with the corresponding response.

Plan of Operation, page 2

1.
We note that the trading advisor currently implements the trading program for the fund primarily by trading F/X forward contracts. Please advise us whether the fund is exposed to any material counterparty credit concentrations through its investment in forward contracts.

The Fund, through its investment in Ortus Currency GWIM-Al Master Fund Ltd. (the "Master Fund"), is exposed to material counterparty credit concentrations regarding the Master Fund's investment in forward contracts. The Master Fund uses a single prime broker for its F/X transactions which acts as the sole counterparty to the Master Fund's trades (regardless of the dealers with which the Master Fund executes its trades). Accordingly, in the event of the prime broker's insolvency, the Master Fund, and thus the Fund, would be exposed to the potential loss of the collateral posted with the prime broker to support its F/X positions as well as the loss of any profits embedded in open F/X positions.

Mr. Michael McTierman
April 24, 2012

In this regard, please note the amended disclosure in Amendment No. l to Form 10, under Item 1(c) "Narrative Description of Business—Custody of Assets" indicating that the Master Fund will be subject to the risk of the insolvency of counterparties and other entities holding Fund assets, such as the FIX prime broker.

The Trading Advisor, page 5

2. Please clarify if the trading advisor is a registered commodities trading advisor.

Ortus Capital Management Limited is not a registered commodity trading advisor pursuant to the exemption provided by Section 4.14(a)(10) of the CFTC's Regulations under the Commodity Exchange Act. The Fund has clarified that the trading advisor is not registered as a commodity trading advisor in Amendment No. I to Form 10.

Other Funds Sponsored by the Sponsor, page 18

3. Please revise to specify the number of funds focused on currency investing.

The Fund (through its investment in the Master Fund) is presently the only MLAI sponsored fund focused on currency investing. The Fund has added disclosure in Amendment No. I to Form 10 in this regard.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4. Please revise to include the city and state where the report was issued. Please see Rule 2-02 of Regulation S-X for reference.

The report that has been filed with Amendment No. 1 to Form 10 contains the address information of the independent registered public accounting firm.

Subsequent Events, page F-6

5. Please revise this footnote or Item 2 to disclose the amounts of offering and organizational costs incurred since the balance sheet date, if material. Also, quantify the portion that will be paid by MLAI, if any.

There has not been any material change in the amount of the Fund's offering and organizational costs since the balance sheet date. We confirm that the existing disclosure under Item 1(c) "Narrative Description of Business—Description of Current Charges" remains accurate regarding MLAI not bearing such offering and organizational costs, including the continued accuracy of the disclosure that the "Fund ultimately pays for all of these costs and will reimburse the Sponsor [MLAI] for any such costs that it advanced on behalf of the Fund."

Mr. Michael McTierman
April 24, 2012

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra E. Kocsis
Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC Manager
Ortus Currency FuturesAccess LLC

cc: James Biery